Exhibit 99.5

Hello Everyone,

My name is Anthony from the Investor Relations team here at Masterworks.

We are thrilled to present xSxhxoxex xxLxexfxtx xixnx xtxhxex xFxixexlxdx (1989) by the acclaimed artist, Yayoi Kusama.

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

The Artwork is a vibrant example of Kusama’s 1980s and 1990s avant-garde still life paintings and her ongoing interest in the intersection of art and fashion. High-heeled shoes are a recurring motif in Yayoi Kusama’s oeuvre, which emerged from her soft sculpture practice in the 1960s. The artist frequently draws from her private life to paint and sculpt objects that interrogate themes of femininity and domesticity from a feminist perspective.

So why do we like this painting? Three things:

One: Between December 31, 1997 and June 29, 2023, Kusama had a Sharpe Ratio of 1.28, which outperforms both the S&P 500 and the entire Art Market over the same time period.

Two: We believe this work has high upside potential with an attractive historical price appreciation for similar works of 24% from October 9, 1992, to June 30, 2023.

Three: Auction records for artworks similar in style, scale, and period are led by Field (1989), which sold for about $1.4M at Christie’s China online on September 23, 2023, Lemon Juice (1983), which sold for about $1.2M at Christie’s Hong Kong on November 29, 2023, and Watermelon (1989), which sold for about $1.2M at K-Auction Seoul on July 26, 2023.

Thank you for joining us, and we look forward to introducing you to this captivating work by Yayoi Kusama.